

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
Paul D. Dickman
Chief Executive Officer
Safe Lane Systems, Inc.
1624 Market Street, Suite #202
Denver, CO 80202

> **Re: Safe Lane Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 28, 2014**
> **File No. 333-198435**

Dear Mr. Dickman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Registration Statement Cover Page

4. Refer to footnote 1 to the Calculation of Registration Fee table. Rule 457(o) of the Securities Act does not appear to be the applicable subsection to calculate the fee associated with your common stock. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act. For guidance, refer to Rule 457(a) of the Securities Act and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Cover Page

5. Please confirm whether or not the Class "B" Preferred Convertible Non-Voting Stock has been distributed to the trustee or the distributees under the Plan of Liquidation. Please also advise what consideration you gave to Rule 145 of the Securities Act regarding registration of such shares in connection with the approval of the Plan of Liquidation. Please note that we may have further comments upon review of your response.

Our Company, page 4

6. Please revise to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, such as your intentions to secure license agreements, suppliers or manufacturers, launch your products, or to initiate a marketing campaign, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

7. We note your disclosure in the sixth paragraph that your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre- and post-offering, and the month you will run out of funds without additional capital. Also revise to quantify the amounts needed to continue operations and to implement your plan of operations.

8. Please revise to disclose (a) the implied aggregate value of all of your common stock intended to be outstanding after the offering, based on the offering price of $0.01 and (b) your total stockholders' equity (deficit) as of the most recent balance sheet date.

9. We note from the Master I.P. License Agreement filed as Exhibit 10.1 that the agreement requires you to commence manufacture and sales by January 1, 2016. Please revise the discussion of this agreement as it occurs throughout your document to include this provision.

Risk Factors Related to Our Company, page 6

10. Please revise this section throughout to remove redundant risk factors. In this regard, we note that this section discusses the same risks multiple times.

11. Please include a risk factor to disclose that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

12. We note that you appear to have a note payable of $160,000. Please include a risk factor to discuss this note payable and any associated risks. Please also revise the Our Company section on page 4 to disclose this liability.

We have limited working capital and limited cash funds, page 6

13. Please revise the first paragraph to quantify your expected near term additional financing requirements which are necessary to continue operations and to implement your business plan.

14. Please revise the third paragraph to disclose your current cash balance.

We will depend upon management, page 7

15. Refer to the third sentence. We note that you may hire consultants with the proceeds of this offering. Please reconcile this statement with disclosure throughout the prospectus which states that you will not receive any proceeds from this offering.

We are not diversified and will be dependent on only one business, page 8

16. We note the reference to the "energy industry." Please delete or advise. We also note a similar reference to "energy operations" in the Management's Discussion and Analysis section on page 36. Please revise accordingly.

Burden to investors, page 8

17. Please revise to quantify the anticipated costs of being a public company.

18. Refer to the last sentence. We note the reference that you are listed on the OTCBB. Please reconcile this statement with disclosure throughout the prospectus which states that your common shares are not listed on any exchange or market.

Determination of Offering Price, page 15

19. Please revise the first sentence of the second paragraph to clarify that sales of your common stock will be made at a fixed price until a market develops. Please also revise the fourth paragraph on the prospectus cover page and the Plan of Distribution section on page 20 accordingly.

Information With Respect to the Registrant, page 21

Company Business Overview, page 22

The Kone General Automatic Safety Cone Dispenser, page 22

20. We note your disclosure in the third paragraph that the Kone General will "significantly reduce the incidence of traffic related accidents, related injuries, and most importantly, fatalities that occur every day on the road." Please provide us with objective substantiation for this statement or delete.

21. We note that this section and the Safe Lane System's Traffic Safety Spring Cones and ("Tote") Systems section on page 23 references graphics contained in Exhibit 99.1 and 99.2. Please insert the graphics directly into the prospectus so that investors can appreciate the graphics and the associated disclosure.

Our Proposed Products, page 26

22. Refer to the fourth paragraph. We note your disclosure that Safe Lane Systems was awarded the 2003 Innovation New Product of the Year award. We also note that Safe Lane Systems was not formed until 2013. Please reconcile.

23. Please provide the basis for your belief in the sixth paragraph that "[g]enerally speaking" you do not need to meet standards to sell your product in foreign markets.

Facts and Statistics Related to Our Product Forms, page 27

24. The facts and statistics in this section appear dated. Please provide information as of a more recent date. Please revise the Market Analysis Summary section in a similar manner.

Future Milestones, page 30

25. Please include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. In this regard, we note that your business discussion contemplates operations beyond those set forth in this plan of operations. For instance, your business discussion references the identification of suppliers and manufacturers, beta and field testing of your products, finalization of your initial product designs,

research and development of additional new products, regulatory approval of your initial products and initiation of a marketing campaign. Please revise as applicable.

Applicable Regulations in the Industry, page 31

26. Please identify and discuss those material federal, state, and local government regulations with which you expect to comply. We note in this regard your discussion in the fifth paragraph on page 26. Additionally, to the extent that you do not expect to comply with the regulations you discuss on pages 31-33 but have provided this discussion to illustrate the potential market for your product, please relocate this discussion accordingly.

Description of Properties/Assets/Oil and Gas Prospects/Patents, page 34

27. We note your disclosure that another party holds the exclusive license to manufacture and distribute the 28" MUTCD compliant spring cones. Please revise this section to summarize the exclusive and non-exclusive license agreements you have with Superior Traffic Controls, Inc. Additionally, to the extent that you do not have the exclusive right to manufacture and sell the products discussed throughout your business discussion, please revise your business discussions to clarify such fact. To the extent applicable, please also clarify who holds the exclusive rights and detail how you will sell such products. In this regard, we note that disclosure in this section tends to indicate that you will only be acting as a distributor related to certain products.

Financial Statements

General

28. Please update your financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Financial Statements for the Period from Inception (September 10, 2013) through December 31, 2013

Note 1 – Organization, Operations, and Summary of Significant Accounting Polices, page F-8

Going Concern and Managements' Plans, page F-9

29. We note the disclosure "[i]f the Offering raises $250,000, then the Company's estimated expenses related to the Offering and the expenses related to the Company's projected first 12 months of operations will be covered." Please reconcile this statement with disclosure throughout the prospectus that indicates no proceeds are being raised by the company and that the company needs to raise approximately $1 million over the next 12 months to continue operations and to implement your business plan. Please similarly revise the second risk factor on page 7.

Financial Statements for the Six Months Ended June 30, 2014

Statement of Operations for the Six Months Ended June 30, 2014, page F-4

30. Please disclose the components of the line item "Professional and contractor expense" in the footnotes to your financial statements or alternately, separately state any material amounts as a line item in your statement of operations (selling, general, and administrative expenses, other general expenses, etc.).

31. We note per page 4 that your activities to date have included "taking over and completing R&D" however, you disclose on page 33 that you are currently not conducting any research. Please reconcile this discrepancy and revise your disclose accordingly. If you have incurred research and development costs, revise to present the amount incurred as a separate line item in your statement of operations or disclose the amount in the footnotes to your financial statements pursuant to ASC 730-10-50-1.

Management's Discussion and Analysis of Financial Condition, page 36

32. Please either delete the reference to the provisions of the Private Securities Litigation Reform Act of 1995 in the first paragraph here or expand your disclosure to clarify that the safe harbor offered by the Private Securities Litigation Reform Act does not apply to statements made by issuers of penny stocks like yourself.

Liquidity, page 38

33. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to continue operations and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Summary Executives Compensation Table, page 43

34. Please confirm that the amount listed in the "Stock Awards" column of the "Summary Executives Compensation" table has been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please also include a footnote disclosing all assumptions made in the valuation of the stock award by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

Incorporation of Certain Information by Reference, page 48

35. Please delete the information listed under this heading as you are not eligible to incorporate information by reference. Refer to General Instruction VII of Form S-1.

Back Cover Page

36. Please include the "Dealer Prospectus Delivery Obligation" legend. Refer to Item 502(b) of Regulation S-K.

Undertakings, page 53

37. Please revise to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Signatures, page 54

38. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and your controller or principal accounting officer. To the extent the listed signatory is also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

39. Refer to the second paragraph. We note the list of documents reviewed. Please have counsel revise this paragraph to clarify that it has examined all other documents it deems necessary to form its opinions.

Exhibit 10.1

40. Please reconcile the consideration noted in paragraph nine of the Master I.P. License Agreement of 20,000,000 shares with that as stated in your description of the agreement throughout your document of 22,768,273.

Exhibit 10.2

41. Please refile a fully executed and dated copy of the agreement.

Exhibit 10.3

42. We note that Mr. Dickman is entitled to an administrative fee of 8% of total billings. Please revise the prospectus to add a risk factor regarding this obligation and any associated risks. Please also revise the Employment Agreements section on page 45 to disclose this payment obligation.

Exhibit 23.2

43. Please provide a currently dated consent from the independent public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
Michael A. Littman